U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934
                               -------------------

                             GIFT LIQUIDATORS, INC.
                  --------------------------------------------
                 (Name of small business issuer in its charter)

           OKLAHOMA                                              73-0731559
 ----------------------------                                 -----------------
(State or Jurisdiction of                                    (I.R.S.  Employer
Incorporation or Organization)                               Identification No.)

           4020 Will Rogers Pkwy., Suite 700, Oklahoma City, Oklahoma   73108
                     --------------------------------------            --------
                    (Address of principal executive offices)          (Zip Code)

                     Issuer's telephone number: 405-948-8555


           Securities to be registered under Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                 --------------
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I
                                                                            Page

Item 1.   Description of Business.........................................     3

Item 2.   Management's Discussion and Analysis or Plan of Operations......     8

Item 3.   Description of Properties.......................................    11

Item 4.   Security Ownership of Certain Beneficial Owners and Management..    12

Item 5.   Directors and Executive Officers, Promoters and Control Persons.    13

Item 6.   Executive Compensation..........................................    15

Item 7.   Certain Relationships and Related Transactions..................    15

Item 8.   Description of Securities.......................................    15


                             PART II


Item 1.   Market Price of and Dividends on the Registrant's Common Equity
          and other Stockholder Matters...................................    17

Item 2.   Legal Proceedings...............................................    17

Item 3.   Changes in and Disagreements with Accountants...................    17

Item 4.   Recent Sales of Unregistered Securities.........................    17

Item 5.   Indemnification of Directors and Officers.......................    17


                                    PART F/S


Signature Page    ........................................................    18

Financial Statements and Supplementary Data...............................   F-1

Index to Exhibits

                                    PART I

Item 1.  Description of Business.

     Gift Liquidators, Inc. (the "Company") is a wholesale distributor of a diverse line of gift and novelty products that are acquired in closeout from other gift developers, distributors and wholesalers. To date, all of the products have been acquired from Laid Back Enterprises, a private company affiliated with the Company and owned by the Company's executive officers. The Company is looking for additional sources of products and to develop additional sales through an internet presence. The Company also operates a seasonal retail business for its products during the Christmas holiday season.

     The Company sells its products through trade shows, catalogues and independent sales representative sales firms. Retailers selling the Company's products throughout the United States include specialty gift stores as well as department stores and in some cases discounters.

     The principal executive offices of the Company are currently shared with Laid Back at 4020 Will Rogers Parkway, Suite 700, Oklahoma City, Oklahoma 73108 and its telephone number is (405) 948-8555.

History

     The Company was incorporated in 1963 as Dorsett Educational Systems, Inc. From 1963 through the mid 1980's, the Company was in the business of developing and marketing educational material. During that same period, the stock of the Company was publically traded.

     In 1990 that Company acquired in a stock for stock exchange a privately owned business that developed marketed and distributed a divers line of gift and novelty products and changed its name to Laid Back Enterprises, Inc. From that date until December, 2002 the Company continued its development marketing and distribution of gift products seasonal retailing and closeout liquidation of gift products.

     In December 2002 the shareholders of the Company approved the split-off of the product development and distribution business to two of the Company's executives in exchange for a substantial amount of their stock in the Company. At that same meeting the shareholders approved the change of the Company's name to Gift Liquidators and the split-off business was named Laid Back Enterprises Corporation ("Laid Back").

Relationship with Laid Back

     Under the split-off agreement between the Company and Laid Back, substantially all of the employees of the Company went to work for Laid Back and under an administrative services agreement between the companies, certain administrative functions, facilities and personnel have been shared until the Company establishes its own administrative operating systems and hires its own personnel. The administrative services agreement, for which the Company reimburses Laid Back, includes, sales, marketing, accounting and customer service.

     The Company has acquired all of its inventory from Laid Back at prices estimated to be the lower of cost or realizable market value. Merchandise acquired from Laid Back includes silk floral arrangements, apparel items, pet products and age related novelty gifts.

Products and Wholesale Operations

     The Company acquires gift merchandise at a discount from manufacturers selling excess inventory for resale to its large customer base. To date, the Company has acquired all of its inventory from Laid Back. Currently the Company is liquidating silk floral arrangements, apparel items, pet products and age related novelty gifts.

Customers

     The Company's core customers are approximately 12,000 independent gift retailers throughout the country. In addition, it sells to national chains, mass merchants, department stores and catalogers. The Company had one customers with sales exceeding 5% of the Company's sales: Steinmart 12.4%.

Retail Operations

     Annually, during December, the Company operates a retail store operation to liquidate small quantities of close out merchandise during the Christmas season. The store only remains open for approximately one month. Occasionally, the Company will open the retail store operation during the spring around Mothers Day or Valentines Day depending on the merchandise available in its inventory. The retail operation accounts for less than 5% of annual sales and is not a material component of the Company's sales.

     The Company has acquired all of its inventory from Laid Back. Merchandise acquired from Laid Back includes silk floral arrangements, apparel items, pet products and age related novelty gifts.

Seasonality

     The Company historically has experienced and expects to continue to experience certain seasonal fluctuations in its sales and net income. The Company generally has experienced relatively lower sales for the first half of the calendar year, and a substantial increase in sales from the summer vacation season through the Christmas holiday season. The Company expects this trend to continue for the foreseeable future.

Competition

     The Company operates in a large and highly fragmented industry characterized by multiple and relatively undeveloped channels of distribution. The Company competes with numerous developers and distributors of gift and novelty items including to some degree businesses that sell closeout or slow merchandise to the Company. The barriers to entry in the gift and novelty business are relatively low and there are a significant number of companies both domestic and foreign that develop and sell gift and novelty items at low prices.

Growth through Acquisitions

     The Company will consider strategic acquisition of other companies that will provide growth to the Company. The Company has not identified any other companies and is not in discussions with anyone at this time.

Administrative Offices

     The Company currently maintains offices and warehouse facilities at 4020 Will Rogers Parkway, Suite 700, Oklahoma City, Oklahoma 73108 and additional warehouse space at 10 S. MacArthur, Oklahoma City, Oklahoma 73108 which are also the facilities for Laid Back. The Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining additional office or warehouse facilities at any time in the foreseeable future. The Company pays for the facilities, personnel and for other services under an administrative services agreement with Laid Back.

Employees

     The Company currently has no full time employees. The Company contracts with Laid Back for providing personnel as well as other services under an administrative services agreement.

Risk Factors

     Product Obsolescence. The Company's business is liquidation of slow moving and closeout gift merchandise. Because consumer preferences can and do change rapidly, the Company's success will ultimately depend on its ability to identify products that are still marketable and priced at a point where the Company can sell its products quickly enough to generate a profit before the demand diminishes.

     Need For Additional Financing. The Company has very limited funds. In order to grow its business the Company will have a need for additional working capital. The Company may seek such capital through acquisitions, debt financing, consignment agreements or equity offerings. Any acquisitions or equity financing would be dilutive to shareholders. Adequate funds may not be available when needed or on terms acceptable to the Company. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations significantly without additional capital or substantial dilution through issuance of stock for an acquisition. The Company's probable inability to grow or diversify its activities will subject the Company to economic fluctuations as a liquidator or slow or old inventory within the gift industry and therefore increase the risks associated with the Company's operations.

     Dependence on Laid Back. Under the administrative services agreement, the Company relies on Laid Back to provide it with facilities, personnel, financial and managerial services. Until the Company can increase its business it is limited to using Laid Back for providing these critical services. Laid Back has also provided 100% of the products the Company has distributed. If Laid Back ceased selling product to the Company or offered it for sale at prices higher than the Company could reasonably re-market and make a profit, the Company would be forced to seek other suppliers under terms or prices that might not be favorable.

     Dependence upon Management; Limited Participation of Management. The Company currently has only two individuals who are serving as its officers on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to develop its business, and may, from time to time, find that the inability of the officers to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan or a loss to the business.

     Indemnification of Officers and Directors. Oklahoma Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

     Director's Liability Limited. Oklahoma Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers who own Laid Back. Those officers have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company.

     Competition. The Company competes with numerous developers and distributors of gift and novelty items including to some degree businesses that sell closeout or slow merchandise to the Company. The barriers to entry in the gift and novelty business are relatively low and there are a significant number of companies both domestic and foreign that develop and sell gift and novelty items at low prices.

     No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     No Public Market Exists. Although the Company's stock had limited trading over 20 years ago, there has been no meaningful public market for the Company's shares of stock since. There can be no assurance that a market will develop after this registration under the `34 Act and the Company's efforts to list the stock for trading with the NASD Bulletin Board, or that if developed it will be sustained. The current stockholders and purchasers of the Company's securities may therefore have difficulty in selling such securities should they desire to do so. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the potentially low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     Regulation of Penny Stocks. The Company's securities, when available for trading, may be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     Rule 144 Sales. All of the outstanding shares of Common Stock held by present officers and directors would be considered "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws.

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


     Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. The balance of the issued and outstanding shares of the Company were either sold initially by the Company in a registered offering in the 1960's or have been held substantially in excess of two year. Non-affiliate shareholders who have held their shares for under Rule 144(K) two years are eligible to have freely tradable shares.

Item 2. Management's Discussion and Analysis of Results of Operations and
Financial Condition.

     The financial and business analysis below provides information which the Company believes is relevant to an assessment and understanding of the Company's financial condition and results of operations. You should read the following discussion of our financial condition and results of operations with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in this Annual Report under the heading of "Risk Factors". Actual results may differ materially from those contained in any forward-looking statement.

Results of Operation

                                                        Nine Months
                                      Year Ended           Ended            Year Ended
Summary of Operations (000's)        Dec. 31, 2003     Dec. 31, 2002      March 31, 2002*
                                     -------------     -------------     ---------------
     Net Sales                            383                394               87
     Cost of Goods                        293                206               51
                                          ---                ---              ---
     Gross Profit                          90                188               36
     Selling & Marketing                  103                 76               11
     General & Administration              83                 18               21
                                          ---                ---              ---
     Income Before Taxes                  (96)                94                4
     Income Taxes (Benefit)                 0                  0                0
                                          ---                ---              ---
     Net Income                           (96)                94                4

       Balance Sheet
     Inventory                            315                384              271
     Stockholder's Equity                 307                403              325

*The Company changed its fiscal year end from March 31, to December 31 in 2002.

                                      -8-

     The following tables set forth selected results of operations expressed as a percentage of net sales for the period indicated. As a result of operational changes, strategic changes and product mixes, period-to-period comparison of financial results may not be meaningful and the results of our operations for historical periods may not be indicative of our future results.

                             Year Ended      Nine Months Ended       Year Ended
                             December 31,       December 31,          March 31,
                                2003               2002                 2001
                                ----               ----                 ----
Net Sales                      100.0%              100.0%              100.0%
Cost of Goods                   76.5                52.4                58.6
Gross Profit                    23.5                47.6                41.4
Selling & Marketing             26.9                19.2                12.6
General & Administration        21.7                 4.6                24.2
Net Income                     (25.1)%              23.8%                4.6%

Segments

     The Company operates in one core segment. The Company's core business is the wholesale distribution of a diverse line of gift and novelty products that are acquired in closeouts from gift developers and distributors. The Company also operates a seasonal retail store operation to liquidate small quantities of close out merchandise during the Christmas season. The store operation remains open for approximately one month. The retail operation accounts for less than 5% of annual sales and management does not consider it as a material or significant component of its core business and thus, has not presented this operation separately from the core wholesale close out business.

Year Ended December 31, 2003 compared with Year Ended December 31, 2002

     Net Sales decreased 3% to $383,000 for the year ended December 31, 2003 from $394,000 for the year ended December 31, 2002.

     Gross profit, defined as net sales less cost of goods, declined $98,000 to $90,000 in the year ended December 31, 2003. The increase in cost of goods sold percentage from 52.4% in the year ended 2002 to 76.5% in the year ended December 31, 2003 was driven primarily by the continuing changing in product mix. Sales for 2003 were composed of a higher percentage of dried stem arrangements which carried smaller margins than the products sold in 2002.

     Selling & marketing and general & administrative costs increased $92,000 in the December 31, 2003 period over the same 2002 period. Commissions on sales, new catalog printings and legal and public accounting fees associated with auditing the financial records of the Company for the past two years, and preparing to submit Form 10SB generated the bulk of this increase.

     Sales are currently dependent upon Laid Back providing merchandise to the Company at prices attractive enough to generate a profit. Until the Company generates additional sources of close out merchandise beyond Laid Back, the items available and/or the prices that the Company could acquire these items in future period could materially affect the gross margin the Company could make.

The Company has purchased all of its inventory from Laid Back at the estimated lower of cost or realizable market value. Prior to the split off, essentially all Laid Back discounted items were transferred to the Company. Subsequent to the split off, discontinued items that have a material value and an estimated inventory liquidation period of greater than one year at normal wholesale pricing, are being transferred to the Company.

Year Ended December 31, 2002 vs. Year Ended March 31, 2002

     Net sales increased 354% to $394,000 in the nine months ended December 31, 2002 from $87,000 in the year ended March 31, 2002. This increase in net sales was primarily attributable to silk floral arrangements transferred to the Company in late 2002.

     Cost of sales increased $155,000 from the year ended March 31, 2002 period. As a percentage of the sales, the gross profit, defined as net sales less cost of goods, increased from 41.4% in the year ended March 31, 2002 period to 47.6% in the nine month period ended December 31, 2002. This change was driven primarily by the continual change in product mix. Sales for the December 31, 2002 nine month period were composed of a higher proportion of silk floral arrangements and carried higher margins than the products sold in the year ending March 31, 2002 period.

     Selling and marketing expense in the nine months ended December 31, 2002 of $76,000 was an increase of $65,000 from the $11,000 incurred in the March 31, 2002 period. This increase is primarily attributable to increased commission expense on increased sales.

     As a percentage of sales, general and administrative expense of 24.2% in the year ended March 31, 2002 was due to fixed operating costs on a low sales base.

Liquidity and Capital Resources

     We have financed our operations primarily from operations and trade credit from Laid Back. Since Laid Back ships and collects the Company's merchandise under an administrative agreement, the Company is dependent upon the timely payment from Laid Back to adequately provide cash to operate the Company. At December 31, 2003, payables to Laid Back were $20,000 versus receivables of $69,000 on December 31, 2002. This payable is the result of acquiring silk floral close out merchandise from Laid Back. The Company generated limited cash from operations in the year ended December 31, 2003.

     Inventory purchases are financed through vendor credit from Laid Back. It is unlikely that the Company could obtain similar credit terms from other vendors as cash payments are the normal form of payment to manufacturers for liquidation inventory. It would be necessary for the Company to liquidate a portion of its current inventory to fund cash purchases from other vendors. Due to the nature of the product mix, the timing of significant sales is not predictable. The limited liquidity and the availability of cash from selling current inventories may result in the Company being unable to make purchases that it might otherwise make.

     The Company has not generated significant sales or earnings. The limited activity in cash generated from operations in the year ended December 31, 2003 and the dependence on trade financing for inventory, make the Company believe that it may need to seek a merger partner with more financial resources for the Company to grow its business. Laid Back extends the Company credit to purchase its close out inventory "trade credit" which the Company is unlikely to receive from other manufacturers as most close out merchandise is sold on cash terms. The size and nature of the Company's business make it unlikely that the Company would be able to obtain conventional bank lending for its liquidity or inventory needs.

     The Company had no fixed assets and $20,000 in trade liabilities at December 31, 2003. The current tax obligation reflected on the December 31, 2002 financial statements was paid in September 2003. The tax obligation was generated on the combined business prior to the split off and pursuant to a tax agreement, this tax obligation was funded by Laid Back. The Company does not currently contemplate purchasing any fixed assets or incurring any debt other than trade payable generated from its operations or inventory purchases in the near future.

Item 3.  Description of Property.

     The Company has no real property. The Company does currently maintain an office and warehouse facility with Laid Back at 4020 Will Rogers Parkway, Suite 700, Oklahoma City, Oklahoma 73108 and an additional warehouse facility at 10 S. MacArthur, Oklahoma City, Oklahoma 73108. The Company has no rent obligations for the use of these facilities but does pay Laid Back for the use of the facilities, for personnel and for other services under an administrative services agreement. The Company does not believe that it will need to change this arrangement or need more facility space at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


 MANAGEMENT AND 5% OR GREATER              NUMBER OF           OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS             SHARES              PERCENTAGE
------------------------------------       ---------           ----------

Max and Debbie Colclasure                   447,052               25.4%
4020 Will Rogers Parkway, Suite 700
Oklahoma City, OK 73108

Seward E. Robb, PhD.                         11,000                 *
4020 Will Rogers Parkway, Suite 700
Oklahoma City, OK 73108

Eric and Laura Chancellor                   108,235                6.1
5015 Lakehill Court
Dallas, TX 75220

Larry E. Howell                              95,000                5.4
101 Park Avenue, Suite 220
Oklahoma City, OK 73102

John Simonelli                               95,000                5.4
4417 Winding Ridge Road
Norman, OK 73072

All Directors and Executive Officers        458,104               25.4%
as a Group (4 persons)

*        Less than 1%

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

The Company's current officers are:

     Name                             Age    Position(s) with the Company
     ----                             ---    ----------------------------

     Max Colclasure ..............    57     Chief Executive Officer, Director
     Ronald Hurt .................    52     Chief Financial Officer
     Seward E. Robb, PhD. ........    71     Director
     Ronald E. Kozak .............    60     Director

Officers and Directors of the Company

     The following is a brief description of the business experience during the past five years of each of the above-name officers and Directors:

     Max Colclasure, President of the Company and President of Laid Back Corporation. Mr Colclasure has an extensive background in sales and marketing, as well as the creative process. Prior to founding Laid Back, Mr Colclasure had served as a regional V.P. for Pre Paid Legal services, sales manager for Southwestern Directory Co. and managed an advertising agency and promotion company. He attended the University of Central Oklahoma where he majored in business and marketing and returns occasionally to speak to business and marketing classes.

     Ronald G. Hurt has served as served as the Company's Chief Financial Officer and a Director for the past seven years. Prior to joining the Company, Mr. Hurt was the Vice President and Secretary of Shea Oil & Gas Co., Inc. for twelve years with responsibility for all financial, accounting and administrative areas. He received an MBA from the University of Wyoming.

     Seward E. Robb, PhD. Dr. Robb has served as a consultant and Board of Director member for the Laid Back since inception in 1985 and the Company since 1990. His is also a minority shareholder in the Company. He received his B.S. degree in accounting from the University of Wyoming in 1955 and a Masters degree in business administration in 1958. His Doctorate degree was earned in 1962 from the University of Texas. Following a three year teaching career at the University of Oklahoma, he initiated a consulting firm in 1966 and has worked primarily with start-up manufacturers in Oklahoma since 1966. Dr. Robb is a firm believer in the free enterprise system, is married to Cynthia for 44 years and has three children, one of whom was employed at Laid Back in the product design and marketing-sales departments.

     Ronald E. Kozak is a newly elected Director for the Company. Mr. Kozak is a business consultant with Strategic Business Resources in Oklahoma City, Oklahoma. In 1996 and 1997 he served as the Chief Executive Officer of Mannatech Incorporated of Coppell, Texas, a dietary supplement, health care products company that used a network-marketing concept to distribute its products throughout the United States and Canada. Mannatech had over $3 million in sales per week when Mr. Kozak left in 1997. Mr. Kozak has served as Executive Vice President, Planning and Market Development, Southwestern Commercial Capital, Inc., a $40.0 million per year SBA lending institution; Senior Vice President, Oklahoma Office, Southwestern Commercial Capital, Inc., a $10.0 million per year SBA lending office; Chief Financial Officer/Controller, Gulfco Industries, Inc., Oklahoma City, Oklahoma, a $40 million per year oil field equipment manufacturing company; and Financial Vice President, Cudd Pressure Control, Inc., a $100 million per year oil field service company. Mr. Kozak has a Bachelors in Business Administration degree from the University of Oklahoma and a Masters in Business Administration degree from Oklahoma City University.

Information with Respect to Standing Committees of the Board and Meetings

     One meeting of the Board of Directors was held during the last fiscal year, which was attended by all of the Directors. Independent Board members receive a fee of $300 per meeting attended for serving in such capacities.

     There is an audit committee of the Board composed of Messrs Kozak and Robb who are both independent board members. Management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent accountants are responsible for planning and carrying out proper annual audits and quarterly reviews of the Company's financial statements. The independent accountants express an opinion as to the conformity of the annual financial statements with accounting principles generally accepted in the United States of America and also provide a review report regarding the Company's interim financial statements. In the performance of its oversight function, the Audit Committee reviews and discusses the audited financial statements with management and the independent accountants. The Audit Committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Audit Committee also receives the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1. Independence Discussions with Audit Committees, as currently in effect.

     Employment Contracts. The Company has no employment contracts, however, Mr Colclasure receives $800 per month and Mr. Hurt receives $500 per month as compensation for their respective services rendered to the Company. Messrs Colclasure and Hurt also receive compensation from Laid Back and under the administrative services agreement they perform duties for the benefit of the Company. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

Conflicts of Interest

     The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business including Laid Back. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Item 6.  Executive Compensation

     Other than described above in Employment Contracts and Board Meetings, no officer or director has received any remuneration prior to the filing of this registration statement. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Transactions.

     Although there is no current plan in existence, it is possible that the Company may adopt a plan to pay or accrue compensation other than the monthly payments currently being made to its officers and directors for services related the business operations or to seek business opportunities and completing a merger or acquisition transaction.

Item 8.  Description of Securities.

Common Stock

     The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of Common Stock at $0.01 par value per share. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     As of February 1, 2004, a total of 1,761,355 common shares were issued and outstanding.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

     The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock at $0.01 par value per share. The Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

Staggered Director Terms

     The Certificate of Incorporation provides that the Board members are divided into three classes of directors with the term of office of one class expiring each year. Staggered terms for Directors are considered anti-takeover in nature, inhibiting a change in control of the Company and so possibly reduce the value of the stock to anyone attempting to acquire control of the Company. At present, the Board of Directors consists of three members, Max Colclasure, Dr. Seward E. Robb and Ronald E. Kozak whose terms expire at the annual meeting in 2006, 2005 and 2004 respectively.

Shareholders

     Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

     No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Oklahoma laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent

     The Company currently acts as its own registrar and transfer agent for the Common Stock issued by the Company. The Company is in the process of selecting an outside stock transfer agent.

Reports to Stockholders

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

     The Company's shares of common stock have not traded on the Over-the Counter Bulletin Board or in "Pink Sheets" for a number of years. The Company intends to apply to the NASD for a trading symbol and listing on the Over-the Counter Bulletin Board.

     At February 1, 2004 there were 587 holders of record of the Company's common stock. The Board of Directors does not anticipate paying dividends at anytime in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

     Grant Thornton, L.L.P., was the Company's independent public accountants and auditors for the fiscal year ending December 31, 2001 and for the previous six years. Following the split-off, the Company engaged Evans, Gaither & Associates PLLC to be its auditor. There was no disagreement with Grant Thornton.

Item 4.  Recent Sales of Unregistered Securities.

     None

Item 5. Indemnification of Directors and Officers

     The Oklahoma Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  April 5, 2004

                                            GIFT LIQUIDATORS, INC.


                                            By:  \s\  Max Colclasure
                                               --------------------------------
                                                      Max Colclasure
                                                      President and
                                                      Chief Executive Officer


                                            By:  \s\  Ronald Hurt
                                               --------------------------------
                                                      Ronald Hurt
                                                      Chief Financial Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Board of Directors
Gift Liquidators, Inc.


We have audited the accompanying balance sheets of Gift Liquidators, Inc. (an Oklahoma corporation), as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity, and cash flows for the year and the nine months then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gift Liquidators, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the year and the nine months then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, certain costs are allocated to Gift Liquidators, Inc. by an affiliated entity. These allocations may not necessarily be indicative of the conditions that would exist or the results of operations of Gift Liquidators, Inc. if it operated as a stand-alone company.




/s/  EVANS, GAITHER & ASSOCIATES, PLLC
---------------------------------------
     EVANS, GAITHER & ASSOCIATES, PLLC


Edmond, Oklahoma
March 19, 2004

                             Gift Liquidators, Inc.
                                 Balance Sheets
                                  December 31,



                                      ASSETS                  2003        2002
                                                           ---------   ---------
Current Assets:
     Cash                                                  $  11,698   $    --
     Accounts receivable - affiliated entity                    --        69,429
     Inventories                                             315,045     383,739
                                                           ---------   ---------

         Total Assets                                      $ 326,743   $ 453,168
                                                           =========   =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                      $   6,500   $    --
     Accounts payable - affiliated entity                     12,304        --
     Income Taxes payable                                       --        50,112
     Accrued Liabilities                                       1,173        --
                                                           ---------   ---------

         Total Current Liabilities                            19,997     50,112
                                                           ---------   ---------

Stockholders' Equity:
     Preferred stock, par value $0.01, 1,000,000
         shares authorized, none issued                         --          --
     Common stock, par value $0.01, 24,000,000
         shares authorized, 1,770,717 issued and
         outstanding                                          17,707      17,707
     Additional paid-in capital                              288,243     288,243
     Retained earnings                                           816      97,106
                                                           ---------   ---------

         Total Stockholders' Equity                          306,766     403,056
                                                           ---------   ---------

         Total Liabilities and Stockholders' Equity        $ 326,743   $ 453,168
                                                           =========   =========


   The accompanying notes are an integral part of these financial statements.

                             Gift Liquidators, Inc.
                            Statements of Operations
                       For the periods ended December 31,


                                                                          Nine
                                                              Year       Months
                                                              Ended      Ended
                                                              2003        2002
                                                            --------   ---------
Revenues
     Net Sales                                              $383,145   $ 393,704

Costs and expenses
     Cost of products sold                                   293,205     206,355
     Selling and marketing                                   103,063      76,238
     General and administrative                               83,167      18,158
                                                            --------   ---------

Income (loss) from operations                                (96,290)     92,953

Income tax expense                                              --          --
                                                            --------   ---------

Net income (loss)                                           $(96,920)  $  92,953
                                                            ========   =========

Basic and diluted earnings (loss) per common share          $  (0.05)  $    0.05

Basic and diluted weighted average shares outstanding      1,770,717   1,770,717



   The accompanying notes are an integral part of these financial statements.




                             Gift Liquidators, Inc.
                             Statement of Cash Flows
                       For the periods ended December 31,



                                                                           Nine
                                                             Year         Months
                                                             Ended        Ended
                                                              2003         2002
                                                              ----         ----
Cash Flows from Operating Activities:
     Net income (loss)                                     $ (96,290)   $  92,953
                                                           ---------    ---------
     Adjustments to reconcile net income (loss)
     to net cash provided (used) by operating activities
         Contribution of inventory from LBEC
                                                                --         310,015
         Deemed dividend to LBEC
                                                                --        (324,498)
         (Increase) decrease in accounts receivable           69,429       (15,868)
         (Increase) decrease in inventories
                                                              68,694      (112,714)
         Increase (decrease) in accounts payable
                                                             (31,308)       50,112
         Increase (decrease) in accrued liabilities            1,173         --
                                                           ---------     ---------

         Total adjustments                                   107,988       (92,953)
                                                           ---------     ---------

     Net cash provided (used) by operating activities         11,698         --

Cash Flows from Investing Activities                            --           --

Cash Flows From Financing Activities                            --           --
                                                           ---------    ---------

Increase (decrease) in cash                                   11,698         --

Cash, beginning of year                                         --           --
                                                           ---------    ---------

Cash at end of year                                        $  11,698    $    --
                                                           =========    =========

Supplemental Disclosures

     Cash paid during year for:
         Interest                                          $    --      $    --
         Taxes                                             $    --      $    --


   The accompanying notes are an integral part of these financial statements.

                                      F-4



                                Gift Liquidators, Inc.

                         Statement of Changes in Stockholders'
                 equity For the year ended December 31, 2003 and Nine
                           Months Ended December 31, 2002



                                                                       Additional
                                                      Common            Paid-in         Retained
                                     Shares            Stock            Capital          Earnings          Total
                                    -------           --------         ----------       ----------       ----------
Balance, March 31, 2002             1,770,717        $   17,707        $  302,726       $    4,153       $  324,586

Transfer of inventory from LBEC                                           310,015                           310,015

Net Income                                                                                  92,953           92,953

Deemed dividend to LBEC                                                  (324,498)                         (324,498)
                                   ----------        ----------        ----------       ----------       ----------

Balance, December 31, 2002          1,770,717            17,707           288,243           97,106          403,056

Net Loss                                                                                   (96,920)         (96,920)
                                   ----------        ----------        ----------       ----------       ----------

Balance, December 31, 2003          1,770,717        $   17,707        $  288,243       $      816       $  306,766
                                   ==========        ==========        ==========       ==========       ==========


           The accompanying notes are an integral part of these statements.

                                         F-5

                             Gift Liquidators, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                        As of December 31, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS, ORGANIZATION AND FINANCIAL STATEMENT
PRESENTATION

On December 20, 2002 Laid Back Enterprises, Inc. shareholders voted to split-off its gift inventory liquidation business from its gift design and merchandising business. Pursuant to a Split-Off Agreement dated December 20, 2002, effective as of December 1, 2002, Laid Back distributed its gift design and merchandising business to Max Colclasure and Ronald Hurt in exchange for a substantial portion of the shares in Laid Back owned by Colclasure and Hurt. The shareholders also voted to approve a change of name of the Company to Gift Liquidators, Inc.

Prior to the split-off Colclasure owned 64.72% of the stock and Hurt owned 6.42%, respectively, of the stock of Laid Back. Minority shareholders owned the remaining outstanding stock of Laid Back. Subsequently, Colclasure and Hurt owned all the outstanding stock of the gift design and merchandising business, now known as Laid Back Enterprises, Corp., ("LBEC") and Colclasure owned 25.78% of the gift inventory liquidation business now known as Gift Liquidators, Inc. ("GLI") with the minority shareholders owning 74.22% of GLI.

Pursuant to the Split-Off Agreement, on December 20, 2002 all of the assets, liabilities and operations were transferred to the entity owned by Colclasure and Hurt except for gift liquidation inventory of $400,019 which was retained by GLI. In addition, all employees work for the gift design and merchandising business. Since GLI has no employees, it entered into an administrative services agreement with Laid Back to share administrative functions and personnel.

The Split-Off Agreement also contains certain provisions relating to assumption of liabilities, and mutual indemnifications of the parties.

Laid Back Enterprises Inc. had a fiscal year which ended on March 31. These financial statements of Gift Liquidators, Inc. have been prepared assuming the split-off occurred on April 1, 2001 and therefore include only the activity of the gift liquidation business from that date. The preparation of these financial statements includes the use of "carve out" accounting procedures wherein certain assets, liabilities and expenses historically recorded or incurred at the parent company level, which related to or were incurred on behalf of GLI, have been identified and allocated as appropriate to reflect the financial results of GLI for the periods presented. See Note 3 for further discussion regarding the allocation of costs.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Inventories
-----------

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. During the year ended December 31, 2003, GLI determined and recorded a lower-of-cost-or-market of adjustment applicable to the inventory of $36,196. For the period prior to the split-off, specific inventory items were considered liquidation inventory when the decision was made to no longer purchase additional quantities of the item.

Income Taxes
------------

GLI applies the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided on temporary differences between the-tax basis of an asset or liability and its reported amount in the financial statements and carry forwards that will result in taxable or deductible amounts in future periods. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws. Additionally, GLI provides a valuation allowance on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Preferred and Common Stock
--------------------------

Preferred Stock - GLI has 1,000,000 shares of preferred stock authorized. As of December 31, 2003 and 2002, none had been issued.

Common Stock - GLI has 24,000,000 shares of common stock authorized. As of December 31, 2003 and 2002, 1,770,700 shares were issued and outstanding.

Earnings Per Share
------------------

Basic and diluted earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Basic and diluted earnings per share are the same for all periods presented.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

Revenue Recognition
-------------------

GLI recognizes revenue at the point of sale which occurs when inventory is shipped to its customers.

New Accounting Pronouncements
-----------------------------

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (E1TF) Issues No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity

(including Certain Costs Incurred in a Restructuring). The Statement is effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged. Adoption of this standard did not have a material effect on its financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123 (SFAS 148). This statement amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS 148 were effective for the Company in the first quarter of 2003. Adoption of this standard did not have a material effect on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN 45 were effective immediately in 2002. The Company is required to adopt the recognition and measurement provisions of FIN 45 on a prospective basis with respect to guarantees issued or modified after December 31,2002. Adoption of this standard did not have a material effect on its financial statements.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities"
(VIEs), which is an interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." FIN 46 addresses the application of ARB No. 51 to VIEs, and generally would require that assets, liabilities and results of the activity of a VIE be consolidated into the financial statements of the enterprise that is considered the primary beneficiary. This interpretation applies immediately to VIEs created after January 31, 2003, and to VIEs in which a company obtains an interest after that date. The Company has not created or obtained an interest in any VIEs in 2003 or in prior periods. In addition, the interpretation becomes applicable on December 31, 2003 for special purpose entities (SPEs) created prior to February 1, 2003. As of December 31, 2003, the company had no SPEs for which it was considered the primary beneficiary. For non-SPEs in which a company holds a variable interest that it acquired before February 1, 2003, the FASB has postponed the date on which the interpretation will become applicable to March 31, 2004. Adoption of this standard did not have a material effect on its financial statements.

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150"). SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the consolidated balance sheets. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this standard did not have a material effect on its financial statements.

In November 2003, the Emerging Issues Task Force or EITF of the FASB reached a consensus on one issue with respect to EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," thereby requiring certain quantitative and qualitative disclosures for securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Adoption of EITF Issue 03-1, which was effective for us on December 31, 2003, did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," which supersedes SAB No. 101. The primary purpose of SAB No. 104 is to rescind accounting guidance contained in SAB No. 101 and the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" (the FAQ) related to multiple element revenue arrangements. The Company does not expect the issuance of SAB No. 104 to significantly impact its current revenue recognition policies.

NOTE 3 - RELATED PARTY TRANSACTIONS

All of the GLI inventory has been obtained from Laid Back. The total amount of inventory identified as liquidation items and recognized by GLI was approximately $320,000 for the year ended March 31, 2002 and approximately $310,000 for the nine months ended December 31, 2002. The accompanying financial statements show a deemed dividend distribution to Laid Back Enterprises, Inc. which reflects the net activity of the gift liquidation business from April 1, 2001 to December 1, 2002, which was the effective date of the split-off. The result of these transactions was that on December 1, 2002, the balance sheet of GLI consisted of inventory and stockholders equity of approximately $400,000 each.

On November 1, 2003, GLI acquired $196,901 of inventory from LBEC determined to be liquidation items. This acquisition was accounted for by a reduction in the amount due from LBEC, in the process creating a liability as of that date to LBEC of $43,192. This inventory was transferred to GLI at its carrying value which was its net realizable value.

All of the selling and marketing expense and the majority of the general and administrative expense allocated from and is payable to LBEC. Amounts charged to GLI consist primarily of personnel costs, facility costs shipping costs and advertising costs. GLI is charged $1,000 per month for general and administrative costs. Other amounts are determined based on allocations- of space used for storage of GLI inventory and time spent by Laid Back personnel in selling and shipping GLI inventory. Management believes the allocation method used provides a reasonable estimate of services provided and the benefits received by GLI and it is not practical to estimate the cost that would have been incurred if GLI had operated as a stand-alone company.

Amounts receivable from or payable to Laid Back are non-interest bearing and are due on demand.



NOTE 4 - MAJOR CUSTOMERS AND CONCENTRATIONS

All inventory has been acquired from Laid Back and all sales have been arranged by personnel of Laid Back to customers of Laid Back.

During the year ended December 31, 2003, one major customer accounted for 12.4% of sales. During the nine months ended December 31, 2002, four customers accounted for 19%, 14%, 13% and 10% of sales, respectively.

NOTE 5 - INCOME TAXES

As of December 31, 2003 and 2002, GLI had no temporary or permanent differences between financial statement and income tax bases.

Management has determined that, due to the nature of its business, realization of the net operating losses generated is unlikely. Therefore, deferred taxes include a valuation allowance reflecting that determination.

                                                  December 31, 2003     December 31, 2002
                                                  -----------------     -----------------
Deferred income tax asset - Net operating loss       $  10,037             $     -0-
Valuation allowance                                    (10,037)                  -0-
                                                     ---------             ---------

                                                     $       0             $      0
                                                     =========             =========

Increase in valuation allowance                      $  10,037             $      0

The difference between the statutory income tax rate and the provision for income taxes contained herein is the graduated rate brackets. GLI has no other temporary or permanent income tax differences.

As of December 31, 2002, GLI had $50,112 of current tax liabilities arising from activities prior to the split off described in Note 1. These liabilities were paid by LBEC pursuant to a Tax Sharing Agreement between GLI and LBEC. A receivable from LBEC was recorded equal to the liability amount.

                                      F-10



                                INDEX TO EXHIBITS


3.1 Amended Certificate of Incorporation of Laid Back Enterprises, Inc. dated 12/17/1990

3.2 Amendment to the Certificate of Incorporation of Laid Back Enterprises, Inc. dated 12/20/2002

3.3      Amended and Restated Bylaws of Gift Liquidators, Inc.

10.1     Administrative Services Agreement